[Letterhead of Bracewell & Giuliani LLP]

January 9, 2006

Ms. Jessica Livingston

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549-0303

Re:	Republic Bancshares of Texas, Inc.
Amendment No. 2 to Schedule 13E-3 filed December 9, 2005
File No. 005-77919

Preliminary Proxy Statement on Schedule 14A
File No. 000-33201

Dear Ms. Livingston:

On behalf of Republic Bancshares of Texas, Inc. (“Republic”), we are filing today, via EDGAR transmission, Amendment No. 3 to Schedule 13E-3 filed September 26, 2005 and a definitive proxy statement (the “Proxy Statement”) relating to the reclassification transaction.

In response to your December 23, 2005 letter to C.P. Bryan, President and Chief Executive Officer of Republic, setting forth the staff’s comments regarding Amendment No. 2 to the Schedule 13E-3 and Amendment No. 2 to the preliminary proxy statement, Republic has the following responses, which are contained in numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms used in this letter shall have the same meaning as set forth in the Proxy Statement.

General

1.	We note the opinion of counsel provided in response to prior comment 1. Please obtain a revised opinion that provides counsel’s legal analysis as to why it is opining that the common stock and the Series A Preferred Stock are in fact separate classes under state law. The opinion should specifically analyze the impact of the fact that the common stock is convertible into Series A Preferred Stock upon a change in control.

In connection with the proposed Rule 13e-3 transaction, attached hereto as Exhibit A is a copy of the revised opinion of Bracewell & Giuliani LLP dated January 9, 2006 addressed to the Board of Directors of Republic.

Further, attached to this letter is a statement from an authorized officer of Republic acknowledging the items set forth in your letter dated October 26, 2005.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1576 or Justin Long at (214) 758-1037.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche
Charlotte M. Rasche

Acknowledgment of Republic Bancshares of Texas, Inc.

In connection with the response letter to the Securities and Exchange Commission with respect to Amendment No. 3 to the Schedule 13E-3 and the definitive proxy statement of Republic Bancshares of Texas, Inc. (the “Company”), each filed on January 9, 2006, I, C. P. Bryan, acting solely in my capacity as President and Chief Executive Officer of Republic, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ C. P. Bryan
C. P. Bryan
President and Chief Executive Officer

Exhibit A

Bracewell & Giuliani LLP

711 Louisiana, Suite 2300

Houston, Texas 77002-2770

Phone: 713.223.2300

Fax: 713.221.1212

January 9, 2006

Board of Directors

Republic Bancshares of Texas, Inc.

4200 Westheimer, Suite 101

Houston, Texas 77027

Ladies and Gentlemen:

We have acted as special counsel to Republic Bancshares of Texas, Inc., a Texas corporation (“Republic”), in connection with proposed amendments to the Articles of Incorporation of Republic as set forth in a proposed form of Articles of Amendment to Republic’s Articles of Incorporation (the “Articles of Amendment”). The Articles of Amendment provide for: (i) the authorization of 500,000 shares of a new class of preferred stock, (ii) the authorization of a series of preferred stock designated as “Series A Preferred Stock” and (iii) the reclassification of shares of Republic common stock, par value $1.00 per share (“Common Stock”), held by shareholders who own 2,100 or fewer shares of Common Stock into shares of Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of Common Stock held by such shareholders (the “Reclassification”). The Articles of Amendment will be presented for a vote of the shareholders of Republic at a special meeting of shareholders. This opinion is being delivered to you pursuant to your request and in connection with your responses to comments from the staff of the Securities and Exchange Commission (“SEC”) regarding Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A and Amendment No. 1 to the Schedule 13E-3, each filed with the SEC on November 15, 2005.

We have examined originals or copies of (i) the Articles of Incorporation of Republic, as amended to the date hereof (the “Articles of Incorporation”), (ii) the Bylaws of Republic, as amended to the date hereof, (iii) certain resolutions of the Board of Directors of Republic, (iv) the proposed form of Articles of Amendment and (v) and such other documents as we deemed necessary and relevant for the purposes of this opinion.

In rendering the opinions set forth below, we have assumed: (i) the legal capacity of natural persons, (ii) the genuineness of all signatures of the individuals signing all documents in

Board of Directors

Republic Bancshares of Texas, Inc.

January 9, 2006

connection with which this opinion is rendered, (iii) the authenticity of all documents and records submitted to us as originals, (iv) the conformity to original documents and records of all documents and records submitted to us as copies and (v) the truthfulness of all statements of fact contained in such documents, records and certificates that we have reviewed, and have made no independent verification of such matters. We have relied as to factual matters upon certificates, facsimile transmissions and other written or telephonic statements of public officials and of officers and other representatives of Republic, and have assumed that the facts and circumstances contained in such certificates, facsimile transmissions and other statements have not changed since the date thereof. We have made such investigations of law as we deemed necessary and relevant as a basis hereof.

Discussion of Applicable Law

Pursuant to Article 2.12A of the Texas Business Corporation Act (“TBCA”), a Texas corporation is permitted to issue separate classes of shares of its capital stock and can create a separate class by stating each class of its capital stock in its articles of incorporation. The TBCA requires that each class shall have such designations, preferences, limitations and relative rights, including voting rights, as stated in a company’s articles of incorporation, but does not require that each class have distinct preferences, limitations or rights. Further, Article 2.12B(6) of the TBCA expressly provides that a corporation, when permitted pursuant to its articles of incorporation, may issue shares of one or more classes or series that are convertible upon the occurrence of a designated event into shares of any other class or series.

Pursuant to Article 4.01A of the TBCA, a Texas corporation is permitted to amend its articles of incorporation to effect an exchange, reclassification, subdivision, combination or cancellation of shares or rights of shareholders. Article 4.02 of the TBCA sets forth the procedure to amend the articles of incorporation of a corporation and provides that the board of directors of a corporation shall adopt a resolution setting forth the proposed amendment and that the proposed amendment shall be submitted to a vote of the shareholders of the corporation at a meeting of shareholders after proper notice thereof.

Analysis

The designation of the Series A Preferred Stock separate from the Common Stock in the proposed amendment to Article 4, Section 4.1 of the Articles of Incorporation set forth in the Articles of Amendment establishes the Series A Preferred Stock and the Common Stock as separate classes pursuant to Article 2.12A of the TBCA. Accordingly, the identification of distinct features for such capital stock is not necessary to establish the Series A Preferred Stock and the Common Stock as separate classes.

Board of Directors

Republic Bancshares of Texas, Inc.

January 9, 2006

The convertibility of the Series A Preferred Stock into Common Stock provided for in the proposed amendment to Article 4, Section 4.7(h) of the Articles of Incorporation set forth in the Articles of Amendment is permitted by Article 2.12B of the TBCA and does not affect the designation of the Series A Preferred Stock and the Common Stock as separate classes.

The Reclassification provided for in the proposed amendment to Article 13 of the Articles of Incorporation set forth in the Articles of Amendment is consistent with Article 4.01A of the TBCA.

Opinions

Based on the foregoing and subject to the limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1.	The Reclassification is permitted under the laws of the State of Texas.

2.	Under the TBCA, shares of a corporation may be divided into one or more classes.

3.	Under the provisions of the TBCA, a Texas corporation may issue shares of one or more classes of securities which are convertible upon the occurrence of a designated event into shares of any other class or series.

The foregoing opinion is based on and is limited to the law of the State of Texas. In addition, we express no opinion herein with respect to the antifraud provisions of federal or state securities laws.

Comparison of Rights of Common Stock and Series A Preferred Stock

At your request, we have included the table below which compares certain of the rights and preferences of the Series A Preferred Stock to the rights of the Common Stock:

	RIGHTS OF COMMON STOCK	RIGHTS OF SERIES A PREFERRED STOCK
VOTING RIGHTS	Holders of common stock can vote on any matter that is subject to shareholder approval. Holders of common stock are entitled to cumulate their votes in the election of directors.	Except as provided by law, holders of Series A Preferred Stock are entitled to vote only upon proposals for (i) any merger, acquisition of all of the capital stock of, or other business combination involving Republic (other than an entity 50% or more of which is controlled by, or under common control with, Republic), in which Republic is not the surviving entity, or in which Republic survives the transaction as a subsidiary of another entity, or the purchase of all or substantially all of the assets of Republic (a “Change in Control”) or (ii) any amendment to Republic’s articles of incorporation if the amendment would affect the Series A Preferred Stock as required by Article 4.03 of the TBCA. On the matters listed above, holders of Series A Preferred Stock shall vote as a separate class.

Board of Directors

Republic Bancshares of Texas, Inc.

January 9, 2006

DIVIDEND RIGHTS	Holders of common stock are subordinate to holders of Series A Preferred Stock in the distribution of dividends, when and if declared and paid by Republic, such that holders of Common Stock are not entitled to receive dividends unless such dividends are paid in full on the Series A Preferred Stock prior to the receipt of dividends by the holders of Common Stock.	Holders of Series A Preferred Stock are entitled to a preference in the distribution of dividends, when and if declared and paid by Republic, such that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than that paid on the shares of Common Stock prior to the receipt of dividends by the holders of Common Stock.

CONVERSION RIGHTS	The Common Stock is not convertible into or exchangeable for any other security of Republic.	The shares of Series A Preferred Stock automatically convert into shares of Common Stock upon a Change in Control, with each share of Series A Preferred Stock convertible into one share of Common Stock.

LIQUIDATION RIGHTS	Holders of Common Stock have no liquidation preference in the distribution of assets of Republic in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Republic.	Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of Republic in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Republic equal to the greater of the book value per share of the preferred stock as of the date of liquidation, the amount per share to be paid to holders of Common Stock, or $10.00 per share.

Board of Directors

Republic Bancshares of Texas, Inc.

January 9, 2006

This opinion is limited to the matters herein and no opinion may be implied or inferred beyond the matters expressly stated herein. This opinion is furnished by us solely for your benefit in connection with the Reclassification and may not be used by you for any other purpose and may not be quoted, circulated or published, in whole or in part, or otherwise referred to or furnished to any other person without our express prior written authorization, except that copies of this opinion may be circulated to the staff of the SEC for the sole purpose of Republic responding to a comment letter from the staff of the SEC to Republic dated December 23, 2005. This opinion speaks as of the date hereof, and we disclaim any obligation to update this opinion.

Very truly yours,

/s/ Bracewell & Giuliani LLP
Bracewell & Giuliani LLP